VIA EDGAR

December 21, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, District of Columbia 20549

Re:          Pax World Funds Trust II

Pre-Effective Amendment No. 3 to the

Registration Statement on Form N-1A

(File Nos. 333-156141 and 811-22187)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of the undersigned hereby requests that the effective date for the pre-effective amendment to the registration statement on Form N-1A referenced above be accelerated so that it will become effective as of 9:00 a.m. on Tuesday, December 22, 2009, or as of the earliest practicable date and time thereafter.

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Very truly yours,

PAX WORLD FUNDS TRUST II		ALPS DISTRIBUTORS, INC.

By:	/s/ Joseph F. Keefe	By:	/s/ Thomas A. Carter
Name:	Joseph F. Keefe	Name:	Thomas A. Carter
Title:	President	Title:	President